URANIUM RESOURCES, INC.	405 State Highway 121 Bypass
Building A, Suite 110
Lewisville, TX 75067

August 5, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

Re:                            Uranium Resources, Inc.

Form 10-K filed for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-33404

Ladies and Gentlemen:

Uranium Resources, Inc. (the “Company”) is in receipt of a comment letter, dated July 8, 2013, from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Comment Letter”).

The Company previously submitted a request to the Commission to extend the deadline for responding to the Comment Letter to August 5, 2013 to permit sufficient time for an internal review of its response at the appropriate levels of the Company.  The Company is still in the process of preparing responses to the Comment Letter and respectfully requests the Commission to extend the deadline by another ten business days to August 19, 2013.

Please do not hesitate to contact the undersigned at (303) 531-0473 if you have any questions or comments in regard to this letter. Thank you very much.

Sincerely,

/s/ Jeffrey L. Vigil

Jeffrey L. Vigil
Vice President and Chief Financial Officer